UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Allego N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number)

Emmanuel Rotat

Meridiam SAS

4 place de l’Opera 75002

Paris, France

+33 1 53 34 96 96

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N0796A100

1.	Names of Reporting Persons Madeleine Charging B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 249,848,266 (see Item 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 249,848,266 (see Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,848,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 91.5%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based on 273,030,790 ordinary shares, nominal value €0.12 per share (the “Ordinary Shares”) of Allego N.V. (the “Issuer”) issued and outstanding as of July 1, 2024 (based on information provided by the Issuer).

CUSIP No. N0796A100

1.	Names of Reporting Persons Meridiam SAS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 249,848,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 249,848,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,848,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 91.5%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based on 273,030,790 Ordinary Shares issued and outstanding as of July 1, 2024 (based on information provided by the Issuer).

CUSIP No. N0796A100

1.	Names of Reporting Persons Emmanuel Rotat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 249,848,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 249,848,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,848,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 91.5%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated based on 273,030,790 Ordinary Shares issued and outstanding as of July 1, 2024 (based on information provided by the Issuer).

The Reporting Persons (as defined in Item 2 below) previously filed a Schedule 13G on February 9, 2023 pursuant to Rule 13d-1(d) of the Act (the “Schedule 13G”) with respect to their beneficial ownership of Ordinary Shares (as defined in Item 1 below). On July 3, 2024, Madeleine and Meridiam (each as defined in Item 2 below) commenced a tender offer to purchase all of the outstanding Ordinary Shares that were not already held, directly or indirectly by Madeleine, Meridiam or their respective affiliates, upon the terms and subject to the conditions set forth in the offer to purchase dated July 3, 2024 (the “Offer”). In connection with the Offer, Madeleine and Meridiam filed a Tender Offer Statement on Schedule TO-T on July 3, 2024 (as amended, the “Schedule TO”) and filed, together with the Issuer (as defined in Item 1 below), a Rule 13e-3 Transaction Statement on Schedule 13E-3 on July 3, 2024 (as amended, the “Schedule 13E-3”). In connection with the settlement of the Offer, on August 1, 2024, Madeleine acquired beneficial ownership of more than 2% of the outstanding Ordinary Shares. Accordingly, the Reporting Persons are now filing this Schedule 13D (this “Schedule 13D”), which amends the Schedule 13G.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, nominal value €0.12 per share (“Ordinary Shares”) of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its office address at Westervoortsedijk 73 KB, 6827 AV, Arnhem, the Netherlands (“Allego” or the “Issuer”). The telephone number of the Issuer is +31 (0) 88 033 3033.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) and (f). This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement included in this Schedule 13D as Exhibit 99.1:

1.	Madeleine Charging B.V., a Dutch private limited liability company (“Madeleine”);

2.	Meridiam SAS, a French joint-stock company (société par actions simplifiee) (“Meridiam”) and manager of the indirect parent entities of Madeleine; and

3.	Emmanuel Rotat, a French citizen and managing director of Meridiam.

The address of the principal business office of Madeleine is Zuidplein 126, WTC, Tower H, Floor 15, Amsterdam, Netherlands, 1077 XV. The principal business office of Meridiam and Mr. Rotat is 4 place de l’Opera, 75002 Paris, France.

(d) None of the Reporting Persons nor any of the persons listed on Schedule A hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, none of the Reporting Persons nor any of the persons listed on Schedule A hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired 38,719,017 of the Ordinary Shares covered by this Schedule 13D in the Offer, which was made and completed pursuant to a Transaction Framework Agreement, dated June 16, 2024, by and among Madeleine, Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat), represented by Meridiam, its management company, and the Issuer (the “Transaction Framework Agreement”). The Transaction Framework Agreement is included as Exhibit 99.2 to this Schedule 13D. The Offer expired at one minute after 11:59 p.m. (New York City time), on July 31, 2024, and the Reporting Persons accepted for payment and paid for all Ordinary Shares validly tendered and not properly withdrawn.

The 38,719,017 Ordinary Shares acquired by the Reporting Persons pursuant to the Offer were acquired using funds sourced from bank loans pursuant to a Facility Agreement dated as of June 15, 2024, among Madeleine, Société Générale and Natixis (the “Facility Agreement”). A copy of the Facility Agreement is included as Exhibit 99.3 to this Schedule 13D. The total amount of funds used to pay the purchase price to acquire such Ordinary Shares in the Offer was $65,822,329 (excluding related transaction fees and expenses).

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the Transaction Framework Agreement, following the completion of the Offer, the Issuer must voluntarily delist the Ordinary Shares from the New York Stock Exchange (the “Delisting”). The Issuer has commenced the process for Delisting and has publicly announced that it expects the Delisting will be effective on or about August 22, 2024. In addition, pursuant to the Transaction Framework Agreement, following the Delisting, the Issuer will terminate the registration of the Ordinary Shares under the Act as promptly as practicable and take steps to cause the suspension of its reporting obligations with respect to the Ordinary Shares with the Securities and Exchange Commission (the “SEC”).

The Reporting Persons believe that the Delisting will enable the Issuer to secure access to financing at much more attractive terms and thereby enhance the Issuer’s ability to achieve its strategic growth plans. To that end, pursuant to the Transaction Framework Agreement, Meridiam caused one of its managed investment funds to commit to invest €310,000,000 in the Issuer in three tranches of equity-like financing (through the Issuer issuing convertible bonds to Madeleine (or an affiliate of Madeleine, designated for that purpose by Meridiam and reasonably acceptable to the Issuer)) on the terms and subject to the conditions set forth in the Transaction Framework Agreement.

In addition, the Transaction Framework Agreement includes the following provisions with respect to corporate governance of the Issuer and efforts to provide liquidity to remaining shareholders of the Issuer unaffiliated with the Reporting Persons following the Delisting:

•

The board of directors of the Issuer (the “Board”) will be initially composed of nine members (one executive and eight non-executive members), comprising the members of the Board as of June 16, 2024, plus Mattieu Muzumdar.

•	For so long as any Ordinary Shares continue to be held by holders that did not tender such shares in the Offer, the Board will comprise at least three disinterested directors.

•

For 24 months after the Delisting, Madeleine and Meridiam will support the Issuer’s current strategy, not make substantial changes to the Issuer’s existing business plan, support the Issuer and its subsidiaries in serving their existing customers, and effect no material redundancies with respect to the workforce of the Issuer and its subsidiaries as a direct consequence of the transactions contemplated by the Transaction Framework Agreement, in each case, without approval from the Board, including the affirmative vote of at least two disinterested directors.

•

Madeleine will provide for the benefit of shareholders unaffiliated with the Reporting Persons (a) priority tag along rights, (b) assistance to the Issuer with organizing an auction sales process for such unaffiliated shareholders to sell their Ordinary Shares within 18 months following the Delisting on a best-efforts basis, and (c) in coordination with the Issuer, initiation of a liquidity event prior to December 31, 2027 on a best-efforts basis, in each case, as more fully set forth in the Transaction Framework Agreement.

•

For so long as any Ordinary Shares continue to be held by shareholders unaffiliated with the Reporting Persons, an affirmative vote of at least two disinterested directors (or the affirmative vote of one disinterested director if there is only one incumbent disinterested director at that time) is required for the Issuer or any subsidiary to take any of the following actions: (i) issuing shares or rights to subscribe for shares without offering pro rata pre-emption rights to such unaffiliated shareholders, subject to certain exceptions; (ii) agreeing to or effecting any transaction with the Reporting Persons or any of their affiliates, in each case, which is not on arm’s length terms; and (iii) taking any other action that prejudices the interests of, or is disproportionately adverse to such unaffiliated shareholders.

The Reporting Persons intend to review their investment in the Issuer regularly and may, at any time, change or reconsider their position and/or their purpose with regard to any or all of the foregoing. Depending on various factors including, without limitation, the Issuer’s financial position, results of operations and strategic direction, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, subject to the terms and conditions set forth in the Transaction Framework Agreement, including, without limitation, purchasing additional Ordinary Shares or selling some or all of their Ordinary Shares, engaging in hedging or similar transactions with respect to the Ordinary Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as described in this Item 4, as of the date of this Schedule 13D the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D. Depending upon the factors described above and to the extent deemed advisable in light of the Reporting Person’s overall investment portfolio and strategies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Ordinary Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will or will not take any of the actions set forth above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

Madeleine has shared voting and shared dispositive power over 236,556,084 Ordinary Shares it directly holds.

Madeleine and E8 Partenaires, a French société par actions simplifée (“E8 Investor”), entered into an Irrevocable Power of Attorney and Prior Consent Agreement dated April 14, 2021 (as amended, the “PoA Agreement”), pursuant to which, among other things, E8 Investor agreed to grant to Madeleine an irrevocable voting power of attorney, from and after March 16, 2022, to vote all Ordinary Shares held by E8 Investor in connection with any vote submitted at a stockholder meeting. A copy of the PoA Agreement is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein in its entirety by reference. The PoA Agreement became effective on March 16, 2022, and will expire on the earliest of (i) December 31, 2028, (ii) the date on which either Madeleine or E8 Investor no longer holds, directly or indirectly, any shares of Allego or any of its subsidiaries, (iii) the date on which the aggregate direct and indirect Ordinary Shares owned by Madeleine and E8 Investor is less than 50% of the outstanding Ordinary Shares and (iv) Madeleine’s notification to E8 Investor of its desire to unilaterally terminate the PoA Agreement.

In addition, in accordance with the PoA Agreement, E8 Investor has agreed not to transfer 13,292,182 Ordinary Shares held by it before September 30, 2026, without the prior written consent of Madeleine or Meridiam. E8 Investor validly tendered 27,805,812 Ordinary Shares in the Offer and accordingly, to the Reporting Person’s knowledge, owns 13,292,182 Ordinary Shares over which Madeleine has, as a result of the PoA Agreement, shared voting and shared dispositive power.

Meridiam, as the manager of the indirect parent entities of Madeline (and Emmanuel Rotat, as managing director of Meridiam) has shared voting and dispositive power over the Ordinary Shares beneficially owned by Madeleine.

As a result of the PoA Agreement, the Reporting Persons, E8 Investor, Mr. Bruno Heintz and Mr. Jean-Marc Oury may be deemed to constitute a group for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. The Reporting Persons have not entered into any joint filing agreement with E8 Investor, Mr. Bruno Heintz and Mr. Jean-Marc Oury, and on February 9, 2023, E8 Investor, Mr. Bruno Heintz and Mr. Jean-Marc Oury separately filed a Schedule 13G with respect to the Ordinary Shares that they beneficially own.

(c). Other than pursuant to the Offer, there were no transactions in the Ordinary Shares effected by the Reporting Persons or any person named in Schedule A annexed hereto during the past 60 days. On August 1, 2024, following the expiration of the Offer, Madeleine accepted for payment and paid for the 38,719,017 Ordinary Shares validly tendered in the Offer, at a purchase price of $1.70 per Ordinary Share.

(d). No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated herein by reference.

Under the terms of a Special Fees Agreement, dated December 16, 2020, as amended (the “Special Fees Agreement”), among other things, E8 Investor received 1,221,598 Ordinary Shares (the “Fee Shares”) as payment in kind (in lieu of payment in cash) in respect of certain fees payable to E8 Investor pursuant to the Special Fees Agreement in consideration for services provided thereunder, with such Fee Shares being valued at $10.00 per Ordinary Share for purposes of determining the number of Ordinary Shares necessary to constitute payment in kind of the full amount of the fees so paid. Pursuant to a provision of the Special Fees Agreement, E8 Investor may seek to assert a claim against Madeleine for indemnification in respect of any losses suffered or incurred by E8 Investor resulting from a transfer of the Fee Shares, with such losses calculated as an amount equal to the aggregate difference between the consideration per share received by E8 Investor in such transfer of Fee Shares and an amount equal to $10.00 per Share. A copy of the Special Fees Agreement is included as Exhibit 99.5 to this Schedule 13D and is incorporated herein in its entirety by reference.

Madeleine, E8 Investor and Spartan Acquisition Sponsor III LLC (collectively, the “Reg Rights Holders”) and the Issuer are parties to a Registration Rights Agreement, dated as of March 16, 2022 (the “Registration Rights Agreement”), which provides, among other things, that in certain circumstances, the Reg Rights Holders or a group of Reg Rights Holders that together elect to dispose of Ordinary Shares having an aggregate value of at least $50 million can demand up to three underwritten offerings. Madeleine also has certain demand registration rights. The Reg Rights Holders are also entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Madeleine. In addition, under certain circumstances, Madeleine may demand up to three underwritten offerings. The Registration Rights Agreement will terminate upon the earlier of (i) March 16, 2032 and (ii) with respect to any Reg Rights Holder, the date as of which such Reg Rights Holder ceases to hold any Ordinary Shares. A copy of the Registration Rights Agreement is included as Exhibit 99.6 to this Schedule 13D and is incorporated herein in its entirety by reference.

In addition, concurrently with the execution and delivery of the Transaction Framework Agreement, Madeleine separately entered into a letter agreement, dated June 16, 2024, with AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC (collectively the “Apollo Fund”) (the “Non-Tender Agreement”), pursuant to which the Apollo Fund agreed, among other things, (A) not to tender any of the Ordinary Shares beneficially owned by the Apollo Fund in the Offer and (B) to waive all the rights the Apollo Fund (or Spartan Acquisition Sponsor III LLC) may have under the Registration Rights Agreement. As of the date of the Offer, the Apollo Fund owned, in the aggregate, 18,706,989 Ordinary Shares, representing approximately 6.85% of the outstanding Ordinary Shares. A copy of the Non-Tender Agreement is included as Exhibit 99.7 to this Schedule 13D and is incorporated herein in its entirety by reference.

Except as otherwise set forth herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Statement, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated February 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by Madeleine Charging B.V., Meridiam SAS and Emmanuel Rotate with the Securities and Exchange Commission on February 9, 2023)

Exhibit 99.2	Facility Agreement, dated June 14, 2024, by and among Madeleine Charging B.V., as borrower, Société Générale and Natixis, as mandated lead arranger, certain financial institutions as lenders, and Société Générale as agent and securityagent (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Madeleine and Meridiam with the Securities and Exchange Commission on July 3, 2024, as amended)

Exhibit 99.3	Transaction Framework Agreement, dated as of June 16, 2024, by and among Allego N.V., Madeleine Charging B.V., and Meridiam Sustainable Infrastructure Europe IV SLP, represented by its management company Meridiam SAS (incorporated by reference to Exhibit 99.1 to 6-K filed by Allego N.V. with the Securities and Exchange Commission on June 17, 2024)

Exhibit 99.4	Irrevocable Power of Attorney and Prior Consent Agreement, dated April 14, 2021, as amended on March 28, 2022, by and between E8 Partenaires and Madeleine (incorporated by reference to Exhibit 10.12 to Form F-4 filed by Athena Pubco B.V. with the Securities and Exchange Commission on September 30, 2021)

Exhibit 99.5	Special Fees Agreement, dated as of December 16, 2020, as amended (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Madeleine and Meridiam with the Securities and Exchange Commission on July 3, 2024, as amended)

Exhibit 99.6	Registration Rights Agreement, dated as of March 16, 2022, by and among the Company, Spartan Acquisition Sponsor III LLC, Purchaser and E8 Partenaires (incorporated by reference to Exhibit 4.4 to the Form 20-F filed by Allego N.V. with the Securities and Exchange Commission on March 22, 2022)

Exhibit 99.7	Letter Agreement dated June 16, 2024, by and among AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC and Madeleine Charging B.V. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Madeleine and Meridiam with the Securities and Exchange Commission on July 3, 2024, as amended)

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of August 8, 2024 that the information set forth in this statement is true, complete and correct.

MADELEINE CHARGING B.V.

By:	/s/ Emmanuel Rotat
Name:	Emmanuel Rotat
Title:	Director A of Opera Charging B.V., acting as director

By:	/s/ Johannes Hendrikus Maria Duijndam
Name:	Johannes Hendrikus Maria Duijndam
Title:	Director B of Opera Charging B.V., acting as director

MERIDIAM SAS

By:	/s/ Emmanuel Rotat
Name:	Emmanuel Rotat
Title:	Chief Executive Officer

/s/ Emmanuel Rotat
Name:	Emmanuel Rotat

Schedule A

INFORMATION RELATING TO MADELEINE AND MERIDIAM

Directors and Executive Officers of Meridiam

The name, business address and telephone number, citizenship, present principal occupation, employment history, material occupations, positions, offices or employment for at least the past five years of each of the executive officers and directors of Parent are set forth below. Unless otherwise indicated, the current business address of each person is 4, Place de l’Opera 75002, Paris, France, and the current business telephone number is +33 1 53 34 96 96.

Name	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Thierry Deau	France

Function: Founding Chairman and Chief Executive Officer

Professional Background: Thierry Deau has been Parent’s Chairman and Chief Executive Officer since 2005. He also holds numerous board seats and president positions in various affiliates of the Parent.

Matthieu Muzumdar	France

Function: Deputy Chief Executive Officer

Professional Background: Matthieu Muzumdar has served as Chief Operating Officer – Europe of Parent (2018 to 2023) and as Deputy Chief Executive Officer of Parent since 2023.

Mathieu Peller	France

Function: Deputy Chief Executive Officer

Professional Background: Mathieu Peller has served as Chief Operating Officer – Africa of Parent (2018 to 2023) and as Deputy Chief Executive Officer of Parent since 2023.

Emmanuel Rotat	France	Function: Chief Financial Officer Professional Background: Emmanuel Rotat has served as Parent Chief Financial Officer since 2005.

Directors and Executive Officers of Madeleine

The statutory Board of Purchaser consist of one member, Opera Charging B.V. Purchaser does not have any executive officers. The name, business address and telephone number, citizenship, present principal occupation, employment history, material occupations, positions, offices or employment for at least the past five years of each of the directors of Opera Charging B.V. are set forth below. Unless otherwise indicated, the current business address of each person is Zuidplein 126, WTC Toren H, Floor 15, 1077 XV, Amsterdam, the Netherlands, and the current business telephone number is +33 1 53 34 96 96.

Name	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Emmanuel Rotat	France	Function: Director Professional Background: Emmanuel Rotat has served as Director of Opera Charging B.V since 2022. He has also served as Parent Chief Financial Officer since 2005.

Wolfgang IJsbrand Out	Netherlands

Function: Director

Professional Background: Wolfgang Out has served as a Director of Opera Charging B.V. since 2018. He also serves as Director European Business Development with Centralis Netherlands B.V. since 2014.

Johannes Hendrikus Maria Duijndam	Netherlands

Function: Director

Professional Background: Johannes Duijndam has served as a Director of Opera Charging B.V. since 2018. He also serves as Senior Financial Manager with Centralis Netherlands B.V. since 2013.